                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                Amendment No. 2
                                       to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                          Royal Acceptance Corporation
             (Exact name of registrant as specified in its charter)

            Delaware                                  22-3680581
  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

                  90 Jericho Turnpike
                    Floral Park, NY                              11001
(Address of registrant's principal executive offices)          (Zip Code)

                                 (516) 488-8600
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

                                                   Name of each exchange
Title of each class to be so registered:           on which  each class is to be registered:
-----------------------------------------          -----------------------------------------

         None                                                           None

Securities to be registered under Section 12(g) of the Act:


                                  Common Stock,
                                 par value $.001

                       Copies to: Gerald A. Adler, Esquire
                               Bondy & Schloss LLP
                               6 East 43rd Street
                          New York, New York 10017-4656
                          Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677

Index to Form 10-SB Registration Statement


Item Number and Caption


PART I

1.       Description of Business
2.       Management's Discussion and Analysis or Plan of Operations
3.       Description of Property
4.       Security Ownership of Certain Beneficial Owners and Management
5.       Management
6.       Executive Compensation
7.       Certain Relationships and Related Transactions
8.       Description of Securities

PART II

1.       Market Price of and Dividends on the REgistrant's Common
         Equity and Other Shareholder Matters
2.       Legal Proceedings
3.       Changes in and Disagreements with Accountants
4.       Recent Sales of Unregistered Securities
5.       Indemnification of Officers and Directors

PART F/S

Financial Statements

PART III

1.       Index to Exhibits
2.       Description of Exhibits

Signatures

                                     PART I

                             DESCRIPTION OF BUSINESS

The Company

         The Company was incorporated on November 15, 1996. On January 2, 1997, in a corporate restructuring, it was merged with Royal Finance Company, a New Jersey corporation ("RFC"). The Company had very limited operations and together with RFC was a development stage company organized to develop and operate a financial services business specializing in the acquisition and service of lease contracts for previously owned automobiles. On July 15, 1999, the Company acquired from Alliance Holdings Limited Partnership, all of the issued and outstanding shares of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of the Company's common stock.

RIT's Business

         RIT is in the business of leasing new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through telephone solicitation and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the Eastern region of the United States. From time to time, the Company also receives requests for financing of commercial industrial equipment such as computers, airplanes, boats and construction equipment. The Company typically refers these leases to other companies for a fee. These fees, however, contribute an insignificant amount to its revenues. The Company's customer base is derived from the general public and corporate accounts.

         RIT was incorporated in 1993, at which time it focused primarily on the leasing of low end automotive and commercial vehicles. At that time it had a lease portfolio of approximately 250 vehicles valued at approximately $3 million. Presently, RIT has a leasing portfolio of approximately 1,500 vehicles with a value of approximately $10.5 million. Presently, its product lines consist primarily of high line vehicles (exotic and luxury), limousines, ambulances, tow trucks, and tractors.

         RIT markets its leasing services through a network of dealer referrals, trade shows and magazine advertising. The majority of RIT's leasing income is derived from its dealer networks throughout the country. RIT's management estimates that approximately 75% of its gross leasing income is generated from its dealer networks located in Florida, North Carolina, California, Georgia and Illinois with the balance of its income generated from referrals, trade shows and magazines. RIT has positive working relationships with commercial financial institutions, including Ford Motor Credit, European American Bank, Bombardier Capital, 1st Source Bank and Associates Commercial Corp. RIT leases approximately 50-90 units per month, representing from $3 to $5 million in gross lease revenues per month. From these leases, the Company received on average revenues of approximately $127,755 per month for 1998, $229,962 per month for 1999 and $474,645 per month for the first quarter of 2000.

Industry and Competition

         The auto leasing industry in which the Company operates is highly competitive and has experienced consolidation in recent years. The Company has many competitors but none which dominate the industry. The Company believes that its two largest competitors are MIC Leasing Corp. and Car Corp. are its two largest competitors, but it also believes that its portfolio of leases is larger than either of theirs. The Company does not consider financing companies which are affiliated with large auto dealers, such as Daimler Chrysler, to be its direct competitors since customers who qualify for financing through these dealer affiliates will not normally approach the Company for financing. The Company and leasing companies like it provide alternative financing sources for customers who are unable to obtain financing from primary sources.

Business Strategy

         RIT's business strategy is to (i) provide personal and attentive service to its clientele, (ii) lease primarily to high-quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates, (iii) finance its lease portfolio with competitive credit terms and
(iv) manage its residual risk relating to RIT's resale of automobiles after the expiration of the lease term.

         In general, companies have a variety of financing alternatives available to them in acquiring the use of a new automobile, either through the purchase or lease of such vehicle. In financing the purchase of a vehicle there are various loan alternatives including, fully amortizing loans, balloon payments, no money down or low down payments. In terms of leasing vehicles, there are various options, including payment schedules, term, maintenance and repurchase rights. The primary benefit of leasing over purchasing is that leasing typically provides a consumer with the opportunity to acquire the use of a new automobile at a lower monthly payment than financing the purchase of such vehicle, usually without a significant initial cash outlay, and enables the return of the automobile without any further liability at the end of the lease term. Companies which provide employees with automobile transportation typically lease such vehicles and expense the costs. The increase in new vehicle prices in relation to annual median family income has been a contributing factor in the growth in the leasing and used automobile markets. This has provided RIT with a further opportunity for revenue growth through the resale of its vehicles after the term of the lease or in the event there are defaults of the leases.

         RIT's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. RIT's strategy for continued growth is to (i) increase lease origination by (a) increase name recognition, (b) acquire similar companies or their assets, (c) the development, expansion and retention of existing clients, and (d) the expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations, and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.

         RIT purchases each vehicle pursuant to its client's specifications and finances its purchase. RIT usually finances the purchase of each vehicle to correspond with the term of the lease, such that upon the completion of the lease term the lessees have the option of purchasing the automobile at a predetermined purchase price or turn the automobiles in and have no further obligation.

          The term of the leases average generally between 24 and 39 months, with the average lease being 36 months. In addition to setting forth the lease term, the amount of the rental payments and the mileage allowance, each lease requires the lessee to pay all fees, taxes, fines and other costs relating to the use of the vehicle. Generally, the lessee pays the first month's lease payment in advance of the lease term and puts up a security deposit equal to a one month lease amount. The lessee is required to maintain liability and casualty insurance on each vehicle at specified limits and to name RIT as an additional insured and loss payee. Each lease applicant must provide information regarding, among other things, corporate history, length of time in business, ability to pay based both on income level and credit history, including comparable borrowing experience and past history. The foregoing procedures provide the general basis for RIT's credit decisions.

Direct Financing Leases

         The Company focuses its operations and its marketing efforts on direct financing leases rather than operating leases. Direct financing leases generally contain open-end lessee purchase options and/or bargain purchase options. Open end lessee purchase options require the lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicle's disposition. These leases also include certain leases containing closed-end lessee options whereby the Company expects (although not a requirement) the lessee to purchase the vehicle for the stated option price. The Company takes a large down payment, or "capital cost reduction" on the majority of these closed-end leases and the purchase option prices are generally well below the anticipates value of the related vehicle.

         The Company finances its vehicle purchases through several financial institutions. A security interest is granted to the financial institution both in the lease and the underlying leased asset as collateral for each loan. If the lessee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or re-leases it and remits to the financial institution the outstanding loan balance.

         The Company currently has no operating leases and does not focus its marketing efforts on these types of leases. All operating leases in force as of December 31, 1997 expired during 1998. At December 31, 1998 and 1999, the Company had no operating leases.

Other Sources of Revenue

         In addition to revenues it receives from its leasing operations, the Company generates revenues by selling or renting vehicles which have been returned to it either prior to the expiration of the lease term or after the lease term in cases where the lessee does not exercise its option to purchase the vehicle. Revenues from these sources, however, are significantly less than those from the Company's leasing operations, and, in some periods, the Company experiences a loss on vehicle sales due to an inability to sell vehicles at a sufficient price to cover balances due by the Company on the respective leases. During the year ended December 31, 1999, for example, the Company generated no revenues from vehicle rentals and $393,586 (9.0% of revenues) from sales of vehicles. For the three months ended March 31, 2000, the Company again generated no revenues from vehicle rentals and experienced a loss of $35,436 (2.6% of revenues) from sales of vehicles.

         Although the Company has customers which lease large numbers of autos through it, it has no major customer which accounts for more than 10% of its revenues. The Company does rely on a small number of car dealers from whom it receives referrals for leases.

         RIT's corporate headquarter are located at 90 Jericho Turnpike, Floral Park, New York. RIT currently has ten employees and maintains an auto lease portfolio of approximately 1,500 vehicles. It has satellite offices in California, Florida, Georgia and North Carolina and intends to open three additional satellite offices within the next twelve months. Mr. Toporek, RIT's principal shareholder and chief executive officer has over 25 years of experience in the equipment, auto financing and leasing business.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

Introduction:

For a complete understanding of these activities, this management's discussion and analysis should be read in conjunction with Part 1. Item 1. description of Business and Part F/S Financial Statements to the Form 10-SB.

General:

Royal Acceptance Corporation (the "Company") was incorporated in the State of Delaware on November 15, 1996. On July 15, 1999, it acquired all the issued and outstanding capital stock of RIT Auto Leasing Company ("RIT") in exchange for 5,650,000 shares of its common stock. The transaction has been accounted for as a reverse acquisition in a manner similar to a pooling of interests which reflects the acquisition as if it had occurred on December 31, 1997 in the accompanying consolidated financial statements.

RIT was incorporated in New York on April 1, 1993 and is in the business of leasing primarily new and pre-owned vehicles with terms generally ranging from twelve to sixty months. It markets its leasing services through its dealer network and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.

Forward Looking Statements and Certain Risk Factors:

The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", anticipate", "intend", "could", estimate", or "continue", or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the lack of substantial profits, its dependence on key personnel, its ongoing need for additional financing and its dependence on the automobile industry. The Company is also subject to other risks detailed herein or which will be detailed from time to time in the Company's future filings with the Securities and Exchange Commission.

Results of Operations:
Three months ended March 31, 2000 and 1999

Revenues are summarized as follows:

For the three months ended March 31,

                                                                             Increase      % Increase
                                                2000            1999        (Decrease)     (Decrease)
                                            -----------       --------      ----------     ----------
  a) Amortization of unearned lease income   $1,423,936       $775,722        $648,214         83.56%
  b) Gain (loss) on sale of vehicles        (    35,436)        29,885      (   65,321)      -218.57%
  c) Rental income                                    0              0               0          0.00%
                                            -----------       --------      ----------       -------
                                             $1,388,500       $805,607        $582,893         72.35%
                                            ===========       ========      ==========       =======

   a) The total amount of unearned lease income on leases in force at the beginning of the periods and on leases entered into during the three month periods was $10,352,481 during the March '00 quarter and $4,805,373 during the March '99 quarter. Amortization of unearned lease income represented 14% of total unearned income during the March '00 quarter and 16% during the March '99 quarter. The dollar value increase of $648,214 (an 84% increase) was a result of management's efforts to increase its dealer networks, which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Increase in customer referrals has also had an impact on the Company's revenues.

   b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During the March '00 quarter, the Company collected $143,809 on the sale of vehicles and incurred a loss of $29,885. The gain or loss on such vehicle sales is a function of the type or vehicle sold, the lease terms and whether the vehicle was repossessed or came off lease at the termination date.

   Interest expense as it relates to the amortization of unearned income is summarized as follows:

         For the three months ended March 31,

                                                                             Increase      % Increase
                                                2000            1999        (Decrease)     (Decrease)
                                            -----------       --------      ----------     ----------
         Total lease revenue                 $1,423,936       $775,722        $648,214         83.56%
         Interest expense                       430,865        360,272          70,593         19.58%
                                            -----------       --------      ----------       -------
         Percentage                               30.26%         46.44%              -         16.18%
                                            ===========       ========      ==========       =======

   The profitability of the Company's leases is primarily based upon the difference between the interest rate imputed in its leases and its cost of funds. As summarized above, interest expense during the March '00 quarter as a percentage of total lease revenue decreased by 16% when compared with the March '99 quarter. This decrease is primarily the result of entering into more profitable closed-end leases for luxury automobiles during the current quarter. The Company can normally obtain higher interest rates on such leases.


Amortization of initial direct costs as it relates to the amortization of unearned income:

          For the three months ended March 31,

                                                                             Increase      % Increase
                                                2000            1999        (Decrease)     (Decrease)
                                            -----------       --------      ----------     ----------
Total lease revenue                          $1,423,936       $775,722        $648,214         83.56%
Amortization of initial direct costs             62,220         26,088          36,132        138.50%
                                            -----------       --------      ----------       -------
         Percentage                                4.37%          3.36%           1.01%
                                            ===========       ========      ==========

Initial direct costs consists primarily of commissions, auto repairs and repo costs. Such costs are amortized over the life of the lease on a straight-line basis. As a percentage of revenue, such amortization increased by 1% from the March '00 quarter as compared to the March '99 quarter. Such increase was due to a large increase in leases entered into during the March '00 quarter as compared to the March '99 quarter. Since initial direct costs are amortized on a straight-line basis over the life of the lease, a decrease in the percentage is understandable.

Selling, general and administrative expenses as a percentage of total revenue:

         For the three months ended March 31,

                                                                             Increase      % Increase
                                                2000            1999        (Decrease)     (Decrease)
                                            -----------       --------      ----------     ----------
Total revenues                               $1,423,936       $775,722        $648,214         83.56%
Selling, general and administrative
   expenses                                     437,402        326,314         111,088         34.04%
                                            -----------       --------      ----------       -------
Percentage                                        30.72%         42.07%         -11.35%
                                            ===========       ========      ==========


Selling, general and administrative expenses increased from $326,314 during the March '99 quarter to $430,865 during the March '00 quarter (an 11.35% increase on total revenues). This decrease was due to the presence of fixed costs relating to increased revenues.

Such increases are summarized as follows:

         For the three months ended March 31,

                                                                             Increase
                                                2000            1999        (Decrease)
                                            -----------       --------      ----------


        a) Salaries and wages                  $123,665       $      0        $123,665
        b) Provision for bad debts              101,306         54,544          46,762
        c) Compensation element of
             stock issuances                          0         75,000       (  75,000)
           Other                                212,431        196,770          15,661
                                               --------       --------       ---------
                                               $437,402       $326,314        $111,088
                                               ========       ========       =========


a) The expansion of the leasing business during the latter part of 1999 and during the March '00 quarter necessitated the hiring of additional office personnel.

b) Due to the increase in leasing operations, a provision for bad debts was required during the March '00 quarter whereas no provision was necessary during the March '99 quarter.

c) During the March '99 quarter, stock issued for consulting services was written up to its then market value resulting in a change to operations of $75,000.


Years Ended December 31, 1999 and 1998
--------------------------------------
Revenues are summarized as follows:

                                                     For the year ended December 31,        Increase       % Increase
                                                        1999                1998           (Decrease)      (Decrease)
                                                     ------------------------------        ----------       ---------
a) Amortization of unearned lease income             $3,559,555          $1,533,060        $2,026,495        132.19%
b) Gain on sale of vehicles                             393,586             504,775          (111,189)      - 22.03%
c) Rental income                                              0             219,622          (219,822)      -100.00%
                                                     ----------          ----------        ----------       -------
                                                     $3,953,141          $2,257,457        $1,655,684         75.11%

a) The Company classifies the majority of its leases as direct finance leases in accordance with FASB Statement No. 13 - Accounting for leases:

         Under FASB Opinion No. 13, revenue under the direct financing leases is accounted for using the interest method. This method recognizes the excess of aggregate rentals receivable and lease purchase options over the cost of the leased vehicles over the term of the lease so as to produce a constant periodic rate of return on the net investment in the lease. The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $12,219,108 during 1999 and $5,455,775 during 1998. Amortization of unearned lease income represented 29% of total unearned income during 1999 and 28% in 1998. The dollar value increase of $2,206,495 (a 132% increase) was a result of management's efforts to increase its dealer networks, which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Increase in customer referrals has also had an impact on the Company's revenues.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1999, the Company collected $1,779,953 on the sale of vehicles and realized a gain of $393,586 or (22% gross on such sales). The gross profit variant is a function of the type of vehicle sold, the lease terms and whether the vehicle was repossessed or came off lease at the termination date.

c) Prior to 1999, a small portion of Company lease were classified as operating leases insofar as they did not satisfy the capital lease criteria of FASB Opinion No. 13. Lease payments are recognized as rental income on such leases. Rental income during 1998 aggregated $219,622 as compared to $0 during 1999.

Interest expense relates to the amortization of unearned income and total revenues as follows:

                                           For the Year Ended December 31,    Increase
                                               1999               1998       (Decrease)
                                           -------------------------------    --------
Amortization of unearned lease income       $3,559,555         $1,533,060
Rental income                                        0            219,622
                                            ----------         ----------
Total revenues                               3,559,555          1,752,682     $1,806,873
Interest expense                             1,937,172          1,154,214        782,958
                                            ----------         ----------     ----------
Percentage                                      54.42%             65.85%        -11.43%

The profitability of the Company's leases is primarily based upon the difference, or "spread," between the interest rate imputed in its leases and its cost of funds. As summarized above, interest expense during 1999 as a percentage of total lease revenue decreased by 11.43% when compared with 1998. This decrease is primarily the result of entering into more profitable closed-end leases for luxury automobiles during 1999. The Company can normally obtain higher interest rates on such leases.

Amortization of initial direct costs relates to the amortization of unearned income as follows:

                                              For the Year Ended December 31,     Increase
                                                  1999              1998         (Decrease)
                                              -------------------------------    ----------
Amortization of unearned lease income          $3,559,555        $1,533,070
Rental income                                           0           219,622
                                               ----------        ----------
Total revenue                                   3,559,555         1,752,682      $1,806,873
Amortization of initial direct costs              268,491            38,080         230,411
                                               ----------        ----------      ----------
Percentage                                          7.54%             2.17%           5.37%

Initial direct costs consist primarily of commissions, auto repairs and repossession costs. Such costs are amortized over the life of the lease on a straight line basis. As a percentage of revenue, such amortization increased by 5.37% from 1998 to 1999. Such increase was due to a large increase in leases entered into during 1999 as compared to 1998. Consequently, these costs were only amortized for part of 1998, whereas 1999 included a full year's amortization on 1998 and prior leases and partial amortization for 1999 leases.

Selling, general and administrative expenses as a percentage of total revenues:

                                              For the Year Ended December 31,            Increase           % Increase
                                                    1999            1998                (Decrease)           (Decrease)
                                              -------------------------------           ----------           ----------
Total revenues                                  $3,953,141       $2,257,457             $1,695,684              75.11%
Selling, general and administrative
    expenses                                     1,408,999          870,782                538,217              61.81%
                                                ----------       ----------             ----------              -----
                                                    35.64%           38.57%                - 2.93%              75.11%

Selling, general and administrative expenses increased from $898,051 in 1998 to $1,481,851 in 1999 (a 2.3% increase on total revenues). Such increases were attributed to increases in office salaries, occupancy costs and travel and entertainment. However, such increases were proportionate to the increase in revenues.

Years Ended December 31, 1998 and 1997
--------------------------------------

Revenues are summarized as follows:

                                              For the Year Ended December 31,      Increase          % Increase
                                                    1998            1997          (Decrease)         (Decrease)
                                              -------------------------------     ----------         ----------
a) Amortization of unearned lease income        $1,533,070       $  604,198        $928,862             153.73%
b) Gain on sale of vehicles                        504,775          262,229         242,546              92.49%
c) Rental income                                   219,622          680,832        (461,210)            -67.74%
                                                ----------       ----------       --------              ------
                                                $2,257,457       $1,547,259        $710,198              45.90%

a) The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $5,455,775 during 1998 and $2,312,557 during 1997. Amortization of unearned lease income represented 28% of total unearned income during 1998 and 26% in 1997. The dollar value increase of $928,962 (a 153% increase) was a result of entering into many more capital leases during 1998 than 1997. Rental income as a percentage of amortization of unearned income decreased from 43% in 1997 to 14% in 1998.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1998, the Company collected $1,015,936 on the sale of vehicles and realized a gain of $504,775 or (49% gross profit) on such sales. During 1997, the Company collected $860,382 on the sale of vehicles and realized a $680,832 gain (79% gross profit) on such sales. The variant was due to the sale of more vehicles on operating leases which were near or fully depreciated at the time of sale. Such low book values generated higher margins than during 1998.

c) During 1997, a larger portion of Company leases were classified as operating leases than in 1998 because they did not satisfy the capital lease criteria of FASB #13. Lease payments are recognized as rental income on such leases. Rental income during 1997 aggregated $262,229 as compared to $219,622 during 1998.

Interest expense as it relates to the amortization of unearned income is summarized as follows:

                                              For the Year Ended December 31,       Increase
                                                    1998            1997           (Decrease)
                                              -------------------------------      ----------
Amortization of unearned lease income           $1,533,060       $  694,198
Rental income                                      219,622          282,229
Gain on sale of vehicles                           504,775          680,832
                                                ----------       ----------
Total revenue                                    2,257,457        1,547,259          $710,198
Interest expense                                 1,154,214          811,760           342,454
                                                ----------       ----------          --------
Percentage                                          51.13%           52.46%            -1.34%

As summarized above, interest expense during 1998 as a percentage of total revenues decreased by 1.34% when compared with 1997. This decrease is primarily the result of entering into more profitable closed-end leases for luxury automobiles during 1998. The Company can normally obtain higher interest rates on such leases.

Amortization of initial direct costs as it relates to the amortization of unearned income:

                                              For the Year Ended December 31,        Increase
                                                    1998            1997            (Decrease)
                                              -------------------------------       ----------
Amortization of unearned lease income           $1,533,060       $  604,198
Rental income                                      219,622          262,229
                                                ----------       ----------
Total lease revenue before gain on sale of
   vehicles                                      1,752,682          866,427           $886,255
Amortization of initial direct costs                38,080           23,798             14,282
                                                ----------       ----------           --------
Percentage                                           2.17%            2.75%             -0.57%

Initial direct costs consists primarily of commissions, auto repairs and repossession costs. Such costs are amortized over the life of the lease on a straight line basis. As a percentage of revenue, such amortization remained relatively unchanged from 1997 to 1998.

Selling, general and administrative expenses as a percentage of total revenues:

                                              For the Year Ended December 31,          Increase
                                                    1998            1997              (Decrease)
                                              -------------------------------         ----------
Total revenues                                  $2,257,457       $1,547,259            $710,198
Selling, general and administrative expenses       973,951          267,568             606,383
                                                ----------       ----------            --------
                                                    43.14%            23.76%             19.39%

Selling, general and administrative expenses increased from $367,568 in 1997 to $973,951 in 1997 (a 19.4% increase in total revenues). Such increases are summarized as follows:

                                                                                                         % Increase
                                              For the Year Ended December 31,            Increase         (Decrease)
                                                    1998            1997                (Decrease)         in Sales
                                              -------------------------------            --------         ----------
a) Office salaries                                $204,000        $104,000              $100,000              2.32%
b) Provision for bad debts                         296,640               0               296,640             13.14%
c) Compensation element of stock issuance           75,000               0                75,000              3.32%
   Other                                           398,311          26,568               134,743              0.61%
                                                  --------        --------              --------             -----
                                                  $973,951        $367,568              $606,383             19.39%

a) The expansion of the leasing business during 1998 necessitated the hiring of additional office personnel.

b) Due to the increase in leasing operations, a provision for bad debts was required in 1998, whereas during 1997 no provision was necessary.

c) During 1998, stock issued for consulting services was written up to its then market value resulting in a charge to operations of $75,000.

FINANCIAL CONDITION:

December 31, 1999 Compared to December 31, 1998

The Company's cash position at December 31, 1999 showed a decrease of $179,611.

The net investment in direct financing leases represents the aggregate future lease payments due to the Company from its leasees. Such amount was $27,061,917 at December 30, 1999 and $13,151,516 at December 31, 1998. The Company feels that it has adequately reserved for any possible bad debts. The Company finances the purchase of its leased vehicles under several separate credit facilities. Such indebtedness aggregated $26,610,165 and $12,717,524 at December 31, 1999 and December 31, 1998, respectively.

The Company's vehicle inventory increased from $504,701 at December 31, 1998 to $1,300,843 at December 31, 1999. Such increase was due to the higher volume of autos coming off lease during 1999 compared with the year ended December 31, 1998.

As at December 31, 1999, the Company loaned $481,000 to an entity owned by its president. Such amount is due on demand and bears interest at 9%. There were no amounts outstanding to this entity at December 31, 1998.

Accounts payable at December 31, 1999 was $512,091 compared with $43,307 at December 31, 1998, an increase of $468,784. Such increase is related to the higher volume of leases being entered into by the Company.

At December 31, 1999, the Company is indebted to its President in the amount of $107,894. No such debt was outstanding at December 31, 1998.

Stockholders' equity increased by $529,475 during the period from December 31, 1998 to December 31, 1999. Such increase was the result of the sale of 415,300 shares for $93,775 in cash, issuance of 300,000 common shares for services rendered valued at $75,000, and net income for the year ended December 31, 1999 of $143,899.

Liquidity and Capital Resources:

The Company generated a negative cash flow from operations of $1,700,000 during the year ended December 31, 1999. This negative cash flow from operations was offset by (i) $1,265,000 provided primarily through the sale of vehicles; (ii) $110,000 provided through the sale of 415,300 common shares and (iii) $108,000 provided through a loan by the Company by its president.

The Company's working capital at December 31, 1999 and 1998 was $809,355 and $855,649, respectively. When the above working capital is adjusted for the current portion of the unearned income, working capital increases to $3,423,585 and $1,963,440, respectively, which portrays the Company in a more liquid position.

Commencing September 1998 through October 1, 1999, the Company raised approximately $115,576 through the offer and sale of 415,300 shares of its common stock and, during the first quarter of 2000, raised an additional $180,000 through the sale of 180,000 common shares. Such shares were sold in a Rule 504 offering of up to 600,000 common shares at $1.00 per share. The private placement offering period commenced on October 5, 1999 and was extended to June 30, 2000. The proceeds of the offering will be used primarily for working capital, acquisition of lease portfolios and hiring additional personnel.

Management's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. The strategy for continued growth is to (i) increase lease origination by a) increased name recognition, b) acquisition of similar companies or their assets, c) the development, expansion and retention of existing clients, and d) the expansion into new geographic markets, ii) increase and improve the terms of its financing arrangements, iii) further develop and increase the profitability of its used automobile remarketing operations and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.



Management believes that anticipated cash flow from operations and the proceeds raised through its private offering will be sufficient to fund its operations for the next 12 months assuming that those operations are consistent with management's expectations of its anticipated increase in revenues. The Company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing elected by the Company will depend upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Moreover, any statement regarding the Company's ability to fund its operations from expected cash flows is speculative in nature and inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.

                                    PROPERTY

         RIT leases approximately 2,000 square feet of office space and a lot for automobiles of approximately 11,500 square feet, both at 90 Jericho Turnpike, Floral Park, New York 11001 at an annual rental of $120,000 per year which lease expires in June, 2002. The property is leased directly from the Alliance Holdings Limited Partnership, of which Richard Toporek is the General Partner.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner         Amount and Nature of Ownership     Approximate % of Class
------------------------------------        ---------------------------------   ----------------------
------------------------------------------------------------------------------------------------------
Richard Toporek, President/Secretary                5,650,000(1)                         75%
and Director
------------------------------------------------------------------------------------------------------
Mark Caulo,                                              -
Chief Financial Officer and Director
------------------------------------------------------------------------------------------------------
Robert Ricciuti,                                         -
Vice President and Director
------------------------------------------------------------------------------------------------------
Alliance Holdings Limited Partnership               5,650,000                            75%
------------------------------------------------------------------------------------------------------
Directors and Officers as a Group                   5,650,000                            75%
------------------------------------------------------------------------------------------------------


(1) Mr. Toporek owns these shares beneficially solely by virtue of his status as the general partner of Alliance Holdings Limited Partnership. He disclaims beneficial ownership of such shares.

                                   MANAGEMENT


Name                                        Age                          Position
----                                        ---                          --------
Richard Toporek                             48                President/Secretary and
                                                              Director

Mark Caulo                                  41                Chief Financial Officer
                                                              and Director

Robert Ricciuti                             45                Vice President and Director


         Richard Toporek has over 25 years of experience in the equipment, auto financing and leasing industry. He has been President and a Director of RIT since 1993. His responsibilities include overseeing all aspects of the daily management and operation of RIT, including the management of over $25 Million of leases as well as RIT's credit facilities. Mr. Toporek has also been the Chief Executive Officer of Professional Vehicle Leasing since 1976 and has been a Vice President of Alpha Acceptance Corp. since 1990. He is also a Director of Chariot Limousine, and Transportation, Ltd. and Liberty Sales & Truck Leasing, Inc. Mr. Toporek is founder and past president of the Tri-State Chapter of the National Vehicle Leasing Association. Mr. Toporek will not be devoting all of his time to the business of the Company as some of his time will be devoted to Professional Vehicle Leasing and Alpha Acceptance Corp. He is a graduate of Queens College with a Bachelor of Arts degree. See "Risk Factors--Dependence on Richard Toporek."

         Mark Caulo is a certified public account and is currently with MCM Tax Services Ltd. and Kornelia M. Sevfried CPA, PC, an accounting and tax planning and preparation service founded by him in 1984. Mr. Caulo's experience is concentrated in leasing and automotive related industries as well as the financial services industries. His firm is presently the outside accounting firm for RIT. Upon completion of the Offering, Mr. Caulo will join the Company as its chief financial officer and will be devoting the majority of his time to the business of the Company. Mr. Caulo is a graduate of St Frances College with a Bachelor of Science Degree.

         Robert Ricciuti has been Director of Operations of Great American Commercial Leasing of Great Neck, New York, a commercial equipment and automobile leasing company since February, 1997 where he is responsible for all of the functions of the company's work flow from the initial marketing programs to the finalization of lease transactions. From 1991 to 1997 he was Director of Auto Portfolios for National Star Leasing where he was responsible for the credit analysis of all applications for equipment, automobile and truck leasing. From 1988 to 1991 he was an Assistant Vice President of Oxford Resources, a major financial institution where he directed and oversaw all aspects related to operations, collections and customer service.

                             EXECUTIVE COMPENSATION


                                                                                             Long Term Compensation
                                                                                             ----------------------
                                                       Annual Compensation               Awards           Payouts
                                                       -------------------               ------           -------
                                                                                         Securities
Name and Principal                                                      Other Annual     Underlying       All Other
Position                         Year       Salary         Bonus        Compensation     Options          Compensation
-----------------------          ----       ------         -----        ------------     -----------      ------------

Richard Toporek,               1999         $75,281          -                -                                 -
President, Secretary and       1998          26,000          -                -
Director                       1997          10,068



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Mr. Richard Toporek, the President, Secretary and a Director of the Company is the general partner of Alliance Holdings Limited Partnership, the owner of 5,650,000 shares of the Company's common stock.

         The Company leases space on a month to month basis from Toporek Family Limited Partnership which is controlled by, Mr. Toporek. Minimum annual rental payments are $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively.


         At December 31, 1999, Chariot Limosine and Transportation, Ltd., a company owned by Mr. Toporek, owed the Company $481,000. This amount is due on demand, bears interest at 9% and is secured by Chariot's assets. The debt is also guaranteed by Mr. Toporek, who has further secured the loan with his shares of the Company's common stock.

         At December 31, 1999, the Company owed Mr. Toporek $107,894. The obligation is payable on demand and bears interest at 9%.

                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, of which 7,532,709 shares were issued and outstanding as of February 28, 2000. The holders of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor. Upon liquidations of the Company the holders of common stock are entitled to share pro rata in any distribution to shareholders.

Preferred Stock

         The Company is authorized to issue 1,000,000 shares of preferred stock, $.001 par value none of which issued and outstanding.

         Olde Monmouth Stock Transfer Co., 77 Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

         The Company has 7,532,709 shares of common stock outstanding, but, of these shares, only 819,759 shares are freely tradable. All of the remaining shares of common stock are considered "restricted securities" and in the future, may be sold only in compliance with rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act") unless registered under the Act (the "restricted shares").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                     PART II

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's securities trade are traded on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "RYFC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods as reported by the National Quotation Bureau:

                                                        High              Low
                                                        ----              ---

1998:             2nd  Quarter                           .25              .25
                  3rd  Quarter                           .25              .25
                  4th  Quarter                           .25              .25

1999:             1st  Quarter                          2.00              .25
                  2nd  Quarter                          2.375             .25
                  3rd  Quarter                          1.40625           .03125
                  4th  Quarter                          3.375            1.03125

2000:             1st  Quarter                             --              --
                  2nd  Quarter                             --              --

Holders

         As of February 28, 2000, the number of holders of record of common stock, excluding the number of beneficial owners whose securities are held in street name, was approximately 95.

Dividend Policy

         The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

                                LEGAL PROCEEDINGS

         The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

 Not applicable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         The following paragraphs set forth certain information with respect to all securities sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the company for the issuance of these shares.

         On December 27, 1997, the Company issued to Loren Investment Group, Inc., 250,000 shares of common stock as a retainer for its agreement to provide consulting services to the Company valued at $2,500. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to
Section 4(2) of the Act.

         On December 27, 1997, the Company issued to Bondy & Schloss LLP, 250,000 shares of common stock as a retainer for legal services rendered to the Company valued at $2,500. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to Section 4(2) of the Act.

         On December 27, 1997, the Company issued to Gerald Ponsiglione, an officer and director of the Company 200,000 shares of common stock valued at $2,000 in consideration for his agreement to serve in such capacity. The aforesaid shares were issued pursuant to Section 4(2) of the Act.

         On March 25, 1998, the Company issued to William Hayde, 250,000 shares of common stock as a retainer for his agreement to provide consulting services to the Company valued at $62,500. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to Section 4(2) of the Act.

         Commencing in September 1998 through October 1, 1999, the Company sold 408,300 shares of common stock pursuant to Rule 504 at a price of $0.25 per share to the following persons, each in the amount set forth opposite his, her or its name:

Harvey Bayard                                                     30,000
Georgianna Gostkowski                                                200
Robert J. Ryan                                                     1,000
A. Ruthenberg                                                      3,000
Staci Gassoso                                                     20,000
Tutta Italia Inc                                                  10,000
Robert Tarantola                                                   2,000
Joanne Gallo                                                       2,000
John M. Young Jr.                                                 10,000
Gus Sclafani                                                       6,000
Darlene Bosco                                                     37,000
Lillian and Richard Misiak                                        15,000
Larry Schwartz                                                     5,000
Richard Cullen                                                     4,000
Darryl Mathews and Donna
       Mathews JTWROS                                              5,000
Daniel Miele                                                       2,400
Rocco Urgo                                                         6,000
Enice Lorenzo                                                      2,500
Joe Lorenzo & Sons Provisions, Inc.                                8,000
Vincent Lorenzo                                                    2,500
Craig Fligel                                                       4,000
Enice Lorenzo                                                      2,500
Naim Haddad                                                       10,000
Angela Vergona                                                     4,000
Mary F. Calabro                                                    4,000
Bethanne Thomas                                                  100,000
Craig Fligel                                                       4,000
Harvey Bayard                                                     40,000
Catherine DeWitt                                                   9,000
Joseph C. Larezza                                                  4,000
Joseph C. Larezza                                                  1,000
L. Rolls (Nominees) Ltd.                                          20,000
L. Rolls (Nominees) Ltd.                                          20,000
AJ & Company of New York Limited                                   2,000
Hugh Conlin                                                        4,000
Monica Lloyd                                                       2,000
Jacquelyn Rado                                                     1,000
Rosella Valente                                                    2,000
Anthony Amitrano                                                   1,200

         In March of 1999, the Company sold the following shares at a price of $2.00 per share to the following individuals under Rule 504:

             Bhavin Patel                                 5,000
             Patricia Novinski                            2,000

         In March 1999, the Company issued 150,000 shares to Gerald Ponsiglione and 150,000 shares to Loren Investment Group, in exchange for prior services rendered valued at $75,000 in the aggregate.

         Commencing October 5, 1999, the Company has offered and sold the following shares to the listed individuals at a price of $1.00 per share under Rule 504:

Henry L. Arkin                       10,000
Patricia Freda                       20,000
Norman F. Levy                       50,000
Kenneth Miller                        5,000
John P. Philis                        5,000

                                    PART III

                        Index and Description of Exhibits

1. Index to Exhibits

Exhibit No.   Description
----------    ------------
3.1           Certificate of Incorporation, together with all amendments*
3.2           Certificate of Merger*
3.3           By-Laws*
4.1           Specimen Common Stock Certificate*
10.1          Exchange Agreement, dated as of July 13, 1999, by and between the
              Company, RIT Auto Leasing Group, Inc. and Alliance Holdings
              Limited Partnership*
27.1          Financial Data Schedule


* Previously filed.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         The Company's Certificate of Incorporation contains no specific provision pertaining to the liability or indemnification of its officers or directors. However, the Company's by- laws provide that no director or officer of the corporation shall be liable for the acts, defaults or neglects of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect, or negligence. The by-laws further provide as follows:

         Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorney's fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or such director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each director and officer may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representative of such person.



                  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not Applicable

                        FINANCIAL SCHEDULES AND EXHIBITS

(a) The following financial statement are filed herewith:

         Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

Independent Auditors' Report.............................................. F-1

Consolidated Balance Sheet as at September 30, 1999 (unaudited)
and December 31, 1999 and 1998 (audited)...................................F-2

Consolidated Statement of Operations for the period
ended September 30, 1999 (unaudited) and for the
two years ended December 31, 1999 and 1998 (audited) ......................F-3

Statement of Stockholders' Equity for the period
ended September 30, 1999 (unaudited) and for the
years ended December 31, 1999 and 1998 (audited) ..........................F-4

Statements of Cash Flows for the years ended
December 30, 1998 and 1997 (audited)...................................... F-5

Notes to Financial Statements ......................................F-6 - F-20

Exhibits.

                          ROYAL ACCEPTANCE CORPORATION
                                 AND SUBSIDIARY

                        CONSOLDIATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                                   (Audited)

                                      and

                                 March 31, 2000

                                  (Unaudited)

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                                DECEMBER 31, 1999

                                   (Audited)

                                      and

                                 March 31, 2000

                                   (Unaudited)

                                    I N D E X




                                                                       Page No.


FINANCIAL STATEMENTS:


       Independent Accountants' Report .............................     F-2


       Consolidated Balance Sheets
          As of December 31, 1999 and December 31, 1998 (Audited)
          and March 31, 2000 (Unaudited)............................     F-3


       Consolidated Statements of Income
          For the Years Ended December 31, 1999 and 1998 (Audited)
          and the Three Months Ended March 31, 2000 (Unaudited).....     F-4


       Consolidated Statements of Stockholders' Equity
          For the Years Ended December 31, 1999 and 1998 (Audited)
          and the Three Months Ended March 31, 2000 (Unaudited).....     F-5


       Consolidated Statements of Cash Flows
          For the Years Ended December 31, 1999 and 1998 (Audited)
          and the Three Months Ended March 31, 2000 (Unaudited).....     F-6


       Notes to Consolidated Financial Statements ..................  F-7 - F-14

                   WEINICK
-----------------------------------------------------------        1515 BROADWAY
[GRAPHIC OMITTED]     SANDERS                                     NEW YORK, N.Y.
                         LEVENTHAL & CO., LLP
                              CERTIFIED PUBLIC ACCOUNTANTS            10036-5788
                                                                    212-869-3333
                                                                FAX 212-764-3060
                                                                   WWW.WSLCO.COM






                         INDEPENDENT ACCOUNTANTS' REPORT



To the Stockholders and Board of Directors
Royal Acceptance Corporation


We have audited the accompanying consolidated balance sheets of Royal Acceptance Corporation and Subsidiary as at December 31, 1999 and 1998, and the related statements of operations, cash flows, and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Companies management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Acceptance Corporation and Subsidiary as at December 31, 1999 and 1998, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.








New York, New York
March 29, 2000

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS







                                   A S S E T S


                                                                   March 31,                    December 31,
                                                               -----------------       ----------------------------
                                                                     2000                   1999            1998
                                                               -----------------       ------------    ------------
                                                                  (Unaudited)
Current assets:
  Cash                                                            $    74,441          $     33,106    $    237,957
  Net investment in direct financing leases                         7,271,434             7,712,004       3,868,228
  Prepaid expenses                                                         --                13,375              --
                                                                  -----------          ------------    ------------
        Total current assets                                        7,345,875             7,758,485       4,106,185

Vehicles held for sale or re-lease                                  1,674,701             1,300,843         504,701
Net investment in direct financing leases                          20,907,417            19,349,913       9,423,666
Furniture and equipment - net of depreciation
  and amortization                                                    106,831               112,453          97,146
Other assets                                                          107,471                78,573           7,775
                                                                  -----------          ------------    ------------
                                                                  $30,142,295          $ 28,600,267    $ 14,139,473
                                                                  ===========          ============    ============


                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of loans payable                             $ 6,677,848          $  7,613,318    $  3,711,930
  Accounts payable and accrued expenses                               336,426               517,091          45,307
  Loan payable stockholder                                            115,486               107,894              --
                                                                  -----------          ------------    ------------
        Total current liabilities                                   7,129,760             8,238,303       3,757,237

Loans payable - net of current maturities                          21,051,405            18,996,847       9,005,594

Deferred income taxes                                                 872,000               701,000         561,000
                                                                  -----------          ------------    ------------
       Total liabilities                                           29,053,265            27,936,150      13,323,831
                                                                  -----------          ------------    ------------

Stockholders' equity:
  Preferred stock, $.001 par value, authorized -
    1,000,000 shares, none issued and outstanding
  Common stock, $.001 par value, authorized -
    25,000,000 shares, issued and outstanding -
    7,532,709 shares at December 31, 1999,
    6,817,409 shares at December 31, 1998
    7,712,709 shares at March 31, 2000                                  7,713                 7,533           6,817
  Additional paid-in capital                                        1,427,513             1,282,693       1,097,833
  Retained earnings (Accumulated deficit)                             134,904              (145,109)       (289,008)
                                                                  -----------          ------------    ------------
                                                                    1,570,130             1,145,117         815,642



  Less:  Due from related party                                       481,000               481,000              --
                                                                  -----------          ------------    ------------
                                                                    1,089,130               664,117         815,642
                                                                  -----------          ------------    ------------

                                                                  $30,142,295          $ 28,600,267    $ 14,139,473
                                                                  ===========          ============    ============


                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME



                                                 For the Three Months Ended                 For the Years Ended
                                                          March 31,                              December 31,
                                               -------------------------------          ----------------------------
                                                   2000                1999               1999               1998
                                               -----------          ----------          ----------        ----------
                                               (Unaudited)          (Unaudited)
Revenues:
  Amortization of unearned
    lease income                                $1,423,936          $  775,722          $3,599,555        $1,533,060
  Rental income                                         --                  --                  --           219,622
  Gain (loss) on sale of vehicles                  (35,436)             29,885             393,586           504,775
                                                ----------          ----------          ----------        ----------
Total revenues                                   1,388,500             805,607           3,993,141         2,257,457
                                                ----------          ----------          ----------        ----------
Costs and expenses:
  Interest                                         430,865             360,272           1,937,172         1,154,214
  Amortization of initial direct costs              62,220              26,088             268,491            53,980
  Provision for bad debts                          101,306                  --             328,198           296,640
  Salaries and wages                               123,665              54,544             351,363           204,209
  Other selling and administrative costs           212,431             273,770             821,018           473,102
                                               -----------          ----------          ----------        ----------
Total costs and expenses                           930,407             714,674           3,706,242         2,182,145
                                               -----------          ----------          ----------        ----------

Income before provision  for income taxes          458,013              90,933             286,899            75,312

Provision for income taxes                         178,000              36,000             143,000            54,000
                                               -----------          ----------          ----------        ----------

Net income                                     $   280,013          $   54,933          $  143,899        $   21,312
                                               ===========          ==========          ==========        ==========


Earnings per share:
  Basic and diluted:
    Net income per share                       $      0.04          $     0.01          $     0.02        $       --
                                               ===========          ==========          ==========        ==========
  Weighted average shares outstanding            7,578,861           6,971,755           7,357,798         7,367,798
                                               ===========          ==========          ==========        ==========





                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                   AND THE THREE MONTHS ENDED MARCH 31, 2000

                                                                                            Retained
                                                         Common Shares      Additional      Earnings     Due from        Total
                                                     --------------------    Paid-In      (Accumulated    Related     Stockholders'
                                                       Shares      Amount     Capital        Deficit)      Party         Equity
                                                     ---------     ------   ----------      ---------    ---------    -------------

Balance at December 31, 1997                          6,567,409    $6,567    $1,035,583     ($310,320)   $      --      $731,830

Issuance of shares of common stock
  for services rendered                                 250,000       250        62,250            --           --        62,500

Net income for the year ended December 31, 1998              --        --            --        21,312           --        21,312
                                                      ---------    ------    ----------     ---------    ---------      --------

Balance at December 31, 1998                          6,817,409     6,817     1,097,833     ( 289,008)          --       815,642


Issuance of shares of common stock for cash, net of
    offering costs                                      415,300       416       110,160            --           --       110,576

Issuance of shares of common stock for
    services rendered                                   300,000       300        74,700            --           --        75,000

Due from related party                                       --        --            --            --    ( 481,000)    ( 481,000)

Net income for the year ended
    December 31, 1999                                        --        --            --       143,899           --       143,899
                                                      ---------    ------    ----------     ---------    ---------      --------

Balance at December 31, 1999                          7,532,709    $7,533    $1,282,693     ($145,109)   ($481,000)     $664,117
                                                      ---------    ------    ----------     ---------    ---------      --------

Issuance of shares of common stock for                  180,000       180       144,820            --

Net income for the three months ended
    March 31, 2000                                           --        --            --       280,010
                                                      ---------    ------    ----------     ---------    ---------      --------
                                                       7,712,709   $7,713    $1,427,513     $ 134,099



                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              For the Three Months Ended             For the Years Ended
                                                                       March 31,                          December 31,
                                                            -----------------------------        ----------------------------
                                                              2000               1999                 1999           1998
                                                            -----------       -----------        ------------    ------------
                                                            (Unaudited)       (Unaudited)
Cash flows from operating activities:
  Net income                                                $   280,013       $    54,933        $    143,899    $     21,312
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Common stock issued for services                                 --                --              75,000          62,500
    Depreciation and amortization                                67,842            30,088             287,219          53,980
    Gain on sale of vehicles                                    (29,885)           35,436            (393,586)       (504,775)
    Deferred income taxes                                       171,000            36,000             140,000          52,000
    Increase (decrease) in cash flows as
        a result of changes in asset and
        liability account balances:
      Net investment in direct financing leases              (1,262,856)       (6,492,219)        (15,424,880)     (5,695,687)
      Vehicles held for sale or re-lease                       (373,858)           14,183            (796,142)         64,857
      Prepaid expenses                                           13,375           (14,514)            (13,375)             --
      Other assets                                              (28,898)               --             (70,798)
      Loans payable                                           1,119,008           510,914          13,892,641       5,259,038
      Accounts payable and accrued expenses                    (180,667)        5,539,466             471,784        (138,917)
      Proceeds of vehicles sold                                 113,589           129,950           1,779,953       1,015,936
                                                            -----------       -----------        ------------    ------------
  Total adjustments                                             391,270          (210,696)            (52,184)        168,932
                                                            -----------       -----------        ------------    ------------
Net cash provided by (used in) operating activities            (111,257)         (158,763)             91,715         190,244
                                                            -----------       -----------        ------------    ------------
Cash flows from investing activities:
  Due to related party                                               --          (150,000)           (481,000)             --
  Purchases of furniture and equipment                               --                --             (34,035)        (38,080)
                                                            -----------       -----------        ------------    ------------
Net cash used in investing activities                                --          (150,000)           (515,035)        (38,080)
                                                            -----------       -----------        ------------    ------------

Cash flows from financing activities:
  Sale of capital stock                                         145,000           166,025             110,575              --
  Loans payable officer                                           7,592                --             107,894              --
                                                            -----------       -----------        ------------    ------------
Net cash provided by financing activities                       152,592           166,025             218,469              --
                                                                                                 ------------    ------------

Net increase (decrease) in cash                                  41,335          (139,738)           (204,851)        152,164


Cash at beginning of period                                      33,106           237,957             237,957          85,793
                                                            -----------       -----------        ------------    ------------
Cash at end of period                                       $    74,441       $    98,219        $     33,106    $    237,957
                                                            ===========       ===========        ============    ============
Supplemental Disclosures of Cash Flow Information:

  Interest                                                  $   430,865       $   360,272        $  1,937,172    $  1,154,214
                                                            ===========       ===========        ============    ============
  Income taxes                                              $     7,000       $        --        $         --    $         --
                                                            ===========       ===========        ============    ============
Supplemental Disclosures of Noncash
    Investing and Financing Activities:

  Common stock issued for services rendered                 $        --       $        --        $     75,000    $     62,500
                                                            ===========       ===========        ============    ============





                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


NOTE  1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

         (a) Organization:

                  Royal Acceptance Corporation ("Royal") was incorporated in the State of Delaware on November 15, 1996. On July 15, 1999, pursuant to a reorganization under section 368(a)(1)(B) of the Internal Revenue Code, Royal acquired from Alliance Holdings Limited Partnership ("Alliance") all of the issued and outstanding capital stock of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of Royal's common stock. After the acquisition, the former RIT stockholder, who is Alliance's general partner, and who became President, Secretary and Director of Royal owned approximately 72% of Royal's outstanding common stock. The transaction is being accounted for as a reverse acquisition at historical costs in a manner similar to a pooling of interests and, accordingly, the accompanying consolidated financial statements reflect the acquisition as if it had occurred at the beginning of the periods presented. Royal, prior to the RIT acquisition had been virtually inactive since 1995 and incurred losses since its inception to July 1999 of $987,000.


         (b) Description of Business:

                  RIT was incorporated in New York on April 1, 1993 and is in the business of leasing new and pre-owned vehicles with terms generally ranging from twelve to sixty months. RIT markets its leasing services through its dealer network and through advertising. The sources of RIT's vehicles for lease are predominantly automobile dealers in the Eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.


         (c) Principles of Consolidation:

                  The accompanying consolidated financial statements as at December 31, 1999 and 1998 and March 31, 2000 and for the years ended December 31, 1998 and 1999 and the three months ended March 31, 2000 include the accounts of Royal and its wholly owned subsidiary, RIT. All material inter-company transactions have been eliminated in consolidation.

         (d) Classification of Leases and Revenue Recognition:

                  Leases are either classified as "direct financing" or "operating", pursuant to the provisions of Statement of Financial Accounting Standards Board Statement No. 13, as amended - "Accounting for Leases".

                  (i) Direct Financing Leases:

         Includes all leases containing open-end lessee purchase options and/or bargain purchase options. Open-end lessee purchase options require each lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicles disposition. Direct financing leases also include certain leases containing closed-end lessee options whereby the Company expects the lessee to purchase (although not a require-ment) the vehicle for the stated option price. The majority of these leases are situations where large capital cost reductions were made and/or purchase option prices are well below the anticipated value of the related vehicle.

         The Company finances its vehicles purchases through several financial institutions. A security interest is granted to the financial institutions both in the lease and the underlying leased asset as collateral for the loans. If the lessee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or releases it and remits to the financial institution the outstanding loan balance.

         The net investment in direct financing leases includes all future lease payments, the purchase options and the unamortized portion of initial direct lease costs, net of unearned income. Revenue under the direct financing leases is accounted for by recognizing the excess of aggregate rentals receivable and lessee purchase options over the cost of the leased vehicles during the term of the lease using the interest method which produces a constant periodic rate of return on the net investment in the lease.


                  (ii) Operating Leases:

         Operating leases consist of vehicles, which do not meet the direct financing lease criteria, the majority of which are closed-end leases, which may or may not contain lessee purchase options. Vehicles leased under operating leases are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the terms of the leases up to the vehicles estimated residual values at the expiration of the lease periods. Rentals from operating leases are recognized as revenue over the life of the lease on the straight-line basis and expenses are charged against such revenues as incurred. Initial lessee capital cost reduction payments are amortized on a straight-line basis consistent with depreciation periods and initial direct costs are included as a component of the vehicles held and are amortized on a straight-line basis over the lives of the related leases. All operating leases in force as of December 31, 1997 expired during 1998. As at December 31, 1998 and 1999 the Company had no operating leases subsequent to 1998.

         (e) Vehicles Held for Sale or Re-lease:

                  Vehicles which are not purchased by the leases at the end of the lease and those, which have been repossessed due to leasee default, are held at either a used car facility owned by a related entity or at dealers throughout the Country.

                  The Company has valued the vehicles based on the lower of cost or market. The Company determined the lower of cost or market to be the wholesale value of such vehicles as defined by industry standards, as compared to the remaining lease value at the date such vehicles came off lease. Such amount totaled $1,300,843 and $504,701 as at December 31, 1999 and 1998, respectively. The Company has recorded losses in instances where the wholesale value was less than the remaining lease value. During the years ended December 31, 1999 and 1998 such losses were immaterial.


         (f) Furniture and Equipment:

                  Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to income as incurred.


         (g) Financial Statement Presentation:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures accordingly, actual results could differ from those estimates.


         (h) Per Share Data:

                  Net income per share was computed by the weighted average number of shares outstanding during each period. The issuance of all common shares in connection the acquisition of RIT (note 1(a))has been retroactively reflected in the computation as if it had occurred on December 31, 1997.


         (i) Concentration of Credit Risk:

                  The Company places its cash at various banking institutions. At times such amounts may be in excess of the FDIC insurance limit. Concentrations of credit risk with respect to investment in direct finance leases during 1999 and 1998 are limited due to the large number of leasees comprising the Company's leasee base. Management continually reviews its lease credit risk and has adequately allowed for potential losses.

         (j) Interim Financial Data (Unaudited)

                  The unaudited financial information as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

NOTE  2 -  NET INVESTMENT IN DIRECT FINANCING LEASES.

                  The net investment in direct financing leases consists of the following:



                                                   March 31,                   December 31,
                                                 ------------         ------------------------------
                                                      2000                1999               1998
                                                 ------------         ------------      ------------
Total minimum lease payments to be received       $29,841,605         $ 28,943,337      $ 12,981,102
Estimated residual value of leased property         6,835,576            6,354,828         4,031,623
Deferred initial direct lease costs
  (less accumulated amortization)                     859,718              751,503           290,818
Allowance for uncollectable payments                 (429,503)            (328,198)         (229,312)
                                                  -----------         ------------      ------------
                                                   37,107,396           35,721,470        17,074,231
Less:  Unearned income                              8,928,545            8,659,553         3,782,337
                                                  -----------         ------------      ------------
Net investment in direct financing leases          28,178,851           27,061,917        13,291,894

Less: current portion                               7,271,434            7,712,004         3,868,228
                                                  -----------         ------------      ------------
Non current portion                               $20,907,417         $ 19,349,913      $  9,423,666
                                                  ===========         ============      ============

                  The minimum lease payments to be received as of March 31, 2000 for each of the next five (5) years are:


                          2000                      $ 9,040,429
                          2001                        7,918,700
                          2002                        6,407,187
                          2003                        4,835,031
                          2004                        1,640,258
                                                    -----------
                                                    $29,841,605
                                                    ===========


                  The allowance for uncollectable payments is summarized as follows:

                                                  March 31,            December 31,
                                                 ----------     ----------------------
                                                    2000           1999         1998
                                                  --------      ---------    ---------
           Balance at the beginning of year       $328,198      $ 229,312    $      --
           Provision for uncollectable payments    101,306        181,356      286,640
           Write-off of uncollectable payments          --        (82,470)     (57,328)
                                                  --------      ---------    ---------
           Balance at the end of year             $429,504      $ 328,198    $ 229,312
                                                  ========      =========    =========

NOTE 3 -   FURNITURE AND EQUIPMENT.

                  Furniture and equipment consist of the following:

                                                  March 31,            December 31,
                                                 ----------     ------------------------
                                                    2000          1999            1998
                                                  --------      --------        --------
Furniture and equipment                           $193,035      $193,035        $159,000
Less: Accumulated depreciation                      86,204        80,582          61,854
                                                  --------      --------        --------
Net furniture and equipment                       $106,831      $112,453        $ 97,146
                                                  --------      --------        --------
Depreciation charged to operations                $  5,622      $ 18,728        $ 15,900
                                                  ========      ========        ========




NOTE  4 -  LOANS PAYABLE.

                  The Company has lines of credit with several financial institutions exclusively for the financing of leased vehicles. One of the financial institutions limits the Company's borrowings to $10,000,000. Borrowings from this financial institution aggregated approximately $7,500,000 at March 31, 2000. The lines of credit with the other financial institutions have no credit limits. The obligations are secured by the leases and the underlying leased property and are payable monthly with interest ranging from 8% to 14% per annum. Borrowings under the lines of credit are personally guaranteed by the Company's president.

                  Following are maturities of loans payable as of March 31, 2000 for each of the next five (5) years:

                               2000                     $ 6,677,848
                               2001                       7,565,068
                               2002                       6,431,165
                               2003                       4,762,484
                               2004                       2,292,688
                                                        -----------
                                                        $27,729,253
                                                        ===========

NOTE  5 -  DEFERRED TAXES.

                  During the initial years of the leases, the Company receives the benefit for income tax purposes of deductions for depreciation on the vehicles, and interest on the debt that in the aggregate exceed the rental income from the related leases. During the later years rental income will exceed related deductions. Provision has been made for the deferred income taxes that arise from these timing differences using the deferred method.

                  The components of the provision for income taxes are as follows:


                                                For Three Months Ended           For the Years Ended
                                                      March 31,                       December 31,
                                                ----------------------        --------------------------
                                                   2000        1999             1999               1998
                                                 --------    -------          --------           -------
                     Currently payable:
                       Federal                   $     --    $    --          $    --            $    --
                       State and local              6,000      1,000             3,000             2,000
                                                 --------    -------          --------           -------
                                                    6,000      1,000             3,000             2,000
                                                 --------    -------          --------           -------
                     Deferred:
                       Federal                    120,000     25,000           100,000            42,000
                       State and local             52,000     10,000            40,000            10,000
                                                 --------    -------          --------           -------
                                                  172,000     35,000           140,000            52,000
                                                 --------    -------          --------           -------

                     Total provision             $178,000    $36,000          $143,000           $54,000
                                                 ========    =======          ========           =======




                  The net deferred tax liability consists of the following temporary differences:

                                                           March                December 31,
                                                        -----------     ------------------------
                                                           2000             1999        1998
                                                        -----------     -----------  -----------
                     Net investment in finance leases   ($1,865,000)    ($1,499,000) ($  853,000)
                     Net operating loss carryforward        950,000         766,000      275,000
                     Other                                   43,000          32,000       17,000
                                                        -----------     -----------  -----------
                     Total                              ($  872,000)    ($  701,000) ($  561,000)
                                                        ===========     ===========  ===========


                  The difference between income taxes computed using the statutory federal income tax rate and the rate shown in the financial statements is summarized as follows:



                                                      For the Three Months Ended
                                                             March 31,                      For the Years Ended December 31,
                                                      -------------------------         ----------------------------------------
                                                        2000      %      1999        %       1999        %          1998       %
                                                      --------   ---   --------     ---   ---------     ----      -------     ----
           Income before provision for taxes          $458,013         $ 90,933            $286,899               $75,312
                                                      --------         --------            --------               -------

           Computed tax provision at statutory rates   156,000   34.0    31,000     34.0     97,000     34.0       26,000     34.0

           Nondeductible portion of common
             stock issuances                                --    --     26,000     28.6     24,000      8.6       20,000      2.7

           State tax provision, net of
             federal tax effect                         18,000    3.9     4,000      4.4     15,000      5.4        7,000      5.2

           Other, net                                    4,000    1.0   (25,000)   (27.4)     7,000      2.6        1,000       0.7
                                                      --------   ----  --------    -----   --------     ----      -------     ----

                                                      $178,000   38.9  $ 36,000     39.6   $143,000     50.6      $54,000     42.6
                                                      ========   ====  ========    =====   ========     ====      =======     ====




                  The net operating loss carryforwards at December 31, 1999 expired as follows:


                       Year Ending
                       December 31,
                       ------------

                           2009                  $   10,000
                           2011                     180,000
                           2013                     497,000
                           2014                   1,057,000
                                                 ----------
                                                 $1,744,000
                                                 ==========



NOTE  6 -  CAPITAL STOCK.

        (a) Stock Issued for Consideration Other Than Cash:

                  In March 1998, the Company issued 250,000 shares of its common stock to a consultant at their market value of $62,500 as a nonrefundable retainer for prior services. Of the 250,000 shares, 150,000 are restricted under Rule 144 of the Securities Act of 1933.

                  In March 1999, the Company issued 150,000 restricted shares of its common stock to an officer/stockholder and 150,000 restricted shares to a consultant at their fair aggregate value of $75,000 for prior services rendered.

                  References made to note 1(a) regarding 5,650,000 issued pursuant to the RIT acquisition.

         (b) Stock Issued for Cash:

                  During the year ended December 31, 1999, the Company sold 415,300 shares of its common stock for $110,576.

                  On October 5, 1999, Royal offered 600,000 shares of its common stock at a price of $1.00 per share pursuant to a confidential private offering memorandum, m the ("Offering"). The offering period, as extended, ends on June 30, 2000. No shares were sold from October 5, 1999 through December 31,1999.

                  During the period from January 1, 2000 through March 29, 2000 the Company sold 180,000 shares at $1.00 per share under the Offering.



NOTE  7 -  RELATED PARTY TRANSACTIONS.

         (a) Leases:

                  The Company leases space on a month to month basis from an entity, which is owned by the Company's president. Minimum annual rental payments are $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively. Rent expense for the three months ended March 31, 2000 and 1999 was $30,000.


         (b) Due from related party:

                  At March 31, 2000, a corporation owned by the Company's President was indebted to the Company in the amount of $481,000. The amount is due on demand, bears interest at 9% and is collateralized by a security interest in the corporation's assets. The obligation is also guaranteed by the Company's President, who has further secured the loan with his shares of common stock of the Company. Accordingly, such amount has been reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.


         (c) Loan payable - Stockholder:

                  At March 31, 2000, the Company is indebted to its President in the amount of $115,486. The obligation is due on demand and bears interest at 9%.

                                    SIGNATURE

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: July 24, 2000


                                            Royal Acceptance Corporation.



                                            By: /s/ Richard Toporek
                                                --------------------------------
                                                Name:   Richard Toporek
                                                Title:  President